Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc and Acasti Pharma Inc.

Neptune Technologies & Bioressources Inc. Subsidiary Acasti Pharma Inc.
Shares to Trade on the TSX-Venture on March 31st

Acasti Management to Host a Teleconference

Laval, Québec, CANADA – March 30th, 2011 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) and Acasti Pharma Inc. (“Acasti”) (TSX.V.APO) announce that on March 31st, 2011 Acasti shares will start trading under APO ticker on the TSX-Venture Exchange.

Acasti President, Tina Sampalis, and management team will host a conference call on March 31st, 2011 at 9:00AM Eastern Daylight Time (“EDT”), to discuss recent changes to the company’s Board of Directors and management, as well as to provide an update on Acasti operations.

Teleconference details are as follows:
Time:	9:00AM (EDT)
Date:	March 31st, 2011

Participant Dial-In Number(s):
Operator Assisted Toll-Free Dial-In Number:	(888) 241-0394
International Dial-In #:	(647) 427-3413

Conference ID #	56354897

Should a participant want to submit a question to management during Questions and Answers (“Q&A”) session, please request voice access by sending an email to x.harland@acastipharma.com prior to the conference call. Please refer to Acasti Q&A session access.

The recording of the teleconference will be available after the teleconference on Neptune and Acasti websites.

About Neptune Technologies & Bioressources Inc.
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.
Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.
NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Acasti Contact:
Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
André Godin, V.P. Administration and Finance	Tina Sampalis, President
+1.450.687.2262	+1.450.686.4555
a.godin@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.